FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

The Altman Group

212-400-2605

wantler@altmangroup.com

The Taiwan Fund, Inc. Announces Adoption of a Discount Management Policy

and Approval in Principle of a One-Time Tender Offer

Discount Management Policy

February 1, 2012 – The Taiwan Fund, Inc. (NYSE: TWN), a closed-end management investment company seeking long-term capital appreciation through investment primarily in Taiwan equity securities (the “Fund”), announced today that the Fund’s Board of Directors has voted to approve a Discount Management Policy. The Fund will repurchase, commencing on the first day of the month after stockholders have approved the proposed arrangements (the “Proposed Arrangements”) for the Fund to be managed by Martin Currie, Inc. (MCI”) and APS Asset Management Pte. Ltd. (“APS”), its common shares in the open market on any day that the Fund’s shares are trading at a discount of 9% or more from net asset value the prior day and there is a daily average discount of 9% or more from net asset value over the five-day period ending the prior day. On each day that shares are repurchased, the Fund will repurchase its shares to the maximum extent permitted by law unless the Fund’s investment management determines that such a repurchase would be detrimental to the Fund and its shareholders. Under the program, the Fund is authorized to repurchase in each twelve month period ended August 31 up to 10% of its common shares outstanding as of August 31 the prior year. For example, for the year August 1, 2012 to October 31, 2013, the Fund may repurchase up to 10% of its common shares outstanding as of October 31, 2012. For the first period of operation of the program through October 31, 2012, the Fund is authorized to purchase a portion of 10% of its common shares outstanding at October 31, 2011, pro-rated based on the number of months in that period.

The discount management program will replace the Fund’s existing share repurchase program under which the Fund is required to consider repurchase of its common shares in the open market if the discount exceeds 15%. During the current fiscal year and last fiscal year of the Fund, the Fund did not repurchase shares under this program.

The discount management program is intended to enhance shareholder value, as repurchases made at a discount have the effect of increasing the net value per share of the Fund’s remaining shares.

There is no assurance that the market price of the Fund’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases. These repurchases may be suspended at any time or from time to time without prior notice. The Fund’s repurchase activity will be disclosed in its stockholder reports for the relevant fiscal periods.

Approval in Principle of One-Time Tender Offer

The Fund also announced today that the Board of Directors has voted to approve in principle a one-time tender offer (the “Tender Offer”) to repurchase up to 50% of its outstanding shares at 99% of net asset value, subject to regulatory and other confirmations, to commence at a time following stockholder approval of the Proposed Arrangements with MCI and APS. The Tender Offer, if made, will be made on the terms and subject to the conditions to be determined by the Board of Directors and set forth in an Offer Notice and related Letter of Transmittal.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer, if made, will be made only by an Offer Notice, a related Letter of Transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they will contain important information about the Tender Offer.

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